# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Five9, Inc., CIK 0001288847
CUSIP: 338307101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 3001 BISHOP DRIVE, SUITE 350, SAN RAMON, California (CA), 94583
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-002222
Filed by CIK 0001730145

## Reporting persons
- Voss Value Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (0.9% of the class)
- Voss Value-Oriented Special Situations Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 110,826; shared voting power 0; sole dispositive power 110,826; shared dispositive power 0; aggregate amount beneficially owned 110,826 (0.1% of the class)
- Voss Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 810,826; shared voting power 0; sole dispositive power 810,826; shared dispositive power 0; aggregate amount beneficially owned 810,826 (1.1% of the class)
- Voss Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 3,985,826; shared voting power 900,000; sole dispositive power 3,985,826; shared dispositive power 900,000; aggregate amount beneficially owned 4,885,826 (6.4% of the class)
- Cocke Travis W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,985,826; shared voting power 900,000; sole dispositive power 3,985,826; shared dispositive power 900,000; aggregate amount beneficially owned 4,885,826 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Five9, Inc.
Address of issuer's principal executive offices: 3001 BISHOP DRIVE, SUITE 350, SAN RAMON, CALIFORNIA, 94583

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
1. Voss Value Master Fund, L.P. ("Voss Value Master Fund");
2. Voss Value-Oriented Special Situations Fund, L.P. ("Voss Value-Oriented Special Situations Fund");
3. Voss Advisors GP, LLC ("Voss GP");
4. Voss Capital, L.P. ("Voss Capital"); and
5. Travis W. Cocke.
Address of principal business office or, if none, residence:
a) Voss Value Master Fund: 3773 Richmond, Suite 500 Houston, Texas 77046
b) Voss Value-Oriented Special Situations Fund: 3773 Richmond, Suite 500 Houston, Texas 77046
c) Voss GP: 3773 Richmond, Suite 500 Houston, Texas 77046
d) Voss Capital: 3773 Richmond, Suite 500 Houston, Texas 77046
e) Travis W. Cocke: 3773 Richmond, Suite 500 Houston, Texas 77046
Citizenship:
a) Voss Value Master Fund: Cayman Islands
b) Voss Value-Oriented Special Situations Fund: Delaware
c) Voss GP: Texas
d) Voss Capital: Texas
e) Travis W. Cocke: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:
a) Voss Value Master Fund beneficially owned 700,000 Ordinary Shares of the Issuer (the "Shares").
b) Voss Value-Oriented Special Situations Fund beneficially owned 110,826 Shares.
c) Voss GP, as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 700,000 Shares beneficially owned by Voss Value Master Fund and (ii) 110,826 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.
d) Voss Capital, as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain accounts managed by Voss Capital (the "Voss Managed Accounts"), may be deemed the beneficial owner of the (i) 700,000 Shares beneficially owned by Voss Value Master Fund, (ii) 110,826 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 4,075,000 Shares held in the Voss Managed Accounts.
e) Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 700,000 Shares owned by Voss Value Master Fund, (ii) 110,826 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 4,075,000 Shares held in the Voss Managed Accounts.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 76,563,988 Shares outstanding as of April 27, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Form 10Q filed with the Securities and Exchange Commission on April 30, 2026.

As of the date hereof:
(i) Voss Value Master Fund may be deemed to beneficially own approximately 0.9% of the outstanding Shares;
(ii) Voss Value-Oriented Special Situations Fund may be deemed to beneficially own approximately 0.1% of the outstanding Shares;
(iii) Voss GP may be deemed to beneficially own approximately 1.1% of the outstanding Shares;
(iv) Voss Capital may be deemed to beneficially own approximately 6.4% of the outstanding Shares (approximately 5.3% of the outstanding Shares are held in the Voss Managed Accounts); and
(v) Mr. Cocke may be deemed to beneficially own approximately 6.4% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on August 13, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (07/14/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (07/14/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (07/14/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (07/14/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (07/14/2026)